Brown & Brown INSURANCE®

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

October 18, 2010

BROWN & BROWN, INC.
ANNOUNCES AN 8.1% INCREASE IN THIRD-QUARTER NET INCOME

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced that it earned net income for the third quarter of 2010 of $44,293,000, or $0.31 per share, an increase of 8.1% from the $40,961,000, or $0.29 per share, reported for the quarter ended September 30, 2009. Total revenue for the quarter ended September 30, 2010 was $247,616,000, compared with 2009 third-quarter revenue of $243,766,000.

Total revenue for the nine months ended September 30, 2010 was $743,554,000, compared with total revenue for the first nine months of 2009 of $753,715,000. Net income for the nine-month period ended September 30, 2010 was $129,606,000, or $0.90 per share, compared with $129,641,000, or $0.91 per share for the same period of 2009.

J. Powell Brown, President and Chief Executive Officer of Brown & Brown, Inc., noted, "Our team continues to work against the headwinds of rate declines and exposure unit decreases. The economy continues to present challenges and opportunities for Brown & Brown. Additionally, we are extremely pleased with the new team members that have joined us in the third quarter through strategic acquisitions."

Brown & Brown, Inc., through its subsidiaries offers a broad range of insurance and reinsurance products and services. Additionally, certain Brown & Brown subsidiaries offer a variety of risk management, third party administration, and other services. Serving business, public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' seventh largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements.

Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Indiana, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

# # #

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2010	2009	2010	2009
REVENUES				
Commissions and fees	$246,102	$243,016	$737,829	$751,575
Investment income	345	175	1,022	945
Other income (loss), net	1,169	575	4,703	1,195
Total revenues	247,616	243,766	743,554	753,715
EXPENSES				
Employee compensation and benefits	122,001	119,607	365,556	369,573
Non-cash stock-based compensation	1,495	1,732	5,230	5,243
Other operating expenses	31,301	35,523	101,256	107,007
Amortization	12,869	12,468	38,072	37,372
Depreciation	3,116	3,323	9,498	9,955
Interest	3,607	3,622	10,847	10,888
Change in estimated acquisition earn-out payables	193	-	(1,036)	-
Total expenses	174,582	176,275	529,423	540,038
Income before income taxes	73,034	67,491	214,131	213,677
Income taxes	28,741	26,530	84,525	84,036
Net income	$ 44,293	$ 40,961	$ 129,606	$129,641
Net income per share:				
Basic	$0.31	$0.29	$0.91	$0.92
Diluted	$0.31	$0.29	$0.90	$0.91
Weighted average number of shares outstanding:				
Basic	138,093	137,279	137,802	137,052
Diluted	139,507	137,671	139,128	137,403
Dividends declared per share	$0.0775	$0.0750	$0.2325	$0.2250

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[1]
Three Months Ended September 30, 2010
(in thousands)
(unaudited)

	Quarter Ended 9/30/10	Quarter Ended 9/30/09	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 34,035	$ 34,925	$(890)	(2.5)%	$ 24	$(914)	(2.6)%
National Retail	81,743	80,822	921	1.1%	5,089	(4,168)	(5.2)%
Western Retail	25,656	26,128	(472)	(1.8)%	1,585	(2,057)	(7.9)%
Total Retail	141,434	141,875	(441)	(0.3)%	6,698	(7,139)	(5.0)%
Wholesale Brokerage	34,135	34,809	(674)	(1.9)%	182	(856)	(2.5)%
Professional Programs	11,675	12,632	(957)	(7.6)%	-	(957)	(7.6)%
Special Programs	37,555	34,583	2,972	8.6%	-	2,972	8.6%
Total National Programs	49,230	47,215	2,015	4.3%	-	2,015	4.3%
Services	11,636	8,296	3,340	40.3%	3,401	(61)	(0.7)%
Total Core Commissions and Fees [1]	$236,435	$232,195	$4,240	1.8%	$10,281	$(6,041)	(2.6)%

Reconciliation of Internal Growth Schedule to Total Commissions and Fees Included in the Consolidated Statements of Income for the Three Months Ended September 30, 2010 and 2009
(in thousands)
(unaudited)

	Quarter Ended 9/30/10	Quarter Ended 9/30/09
Total core commissions and fees[1]	$236,435	$232,195
Contingent commissions	9,667	10,421
Divested business	-	400
Total commission & fees	$246,102	$243,016

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	September 30, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 257,151	$ 197,113
Restricted cash and investments	161,318	155,257
Short-term investments	7,669	8,213
Premiums, commissions and fees receivable	224,299	209,462
Deferred income taxes	-	11,791
Other current assets	19,284	31,863
Total current assets	669,721	613,699
Fixed assets, net	59,721	61,467
Goodwill	1,167,199	1,074,397
Amortizable intangible assets, net	478,985	468,862
Other assets	12,185	5,801
Total assets	$2,387,811	$2,224,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 325,903	$ 310,296
Premium deposits and credits due customers	57,805	37,715
Accounts payable	21,303	17,431
Accrued expenses and other liabilities	87,626	96,387
Current portion of long-term debt	101,689	17,124
Total current liabilities	594,326	478,953
Long-term debt	150,067	250,209
Deferred income taxes, net	130,905	115,609
Other liabilities	31,151	9,581
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 142,643 at 2010 and 142,076 at 2009	14,264	14,208
Additional paid-in capital	282,765	267,856
Retained earnings	1,184,328	1,087,805
Accumulated other comprehensive income	5	5
Total shareholders' equity	1,481,362	1,369,874
Total liabilities and shareholders' equity	$2,387,811	$2,224,226